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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                                  HEMOSOL INC.
    ------------------------------------------------------------------------
                              (Name of the Issuer)

                                  HEMOSOL INC.
                                    MDS INC.
                          MDS LABORATORY SERVICES INC.
    ------------------------------------------------------------------------
                       (Names of Persons Filing Statement)

                                  COMMON SHARES
    ------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    42369K102
    ------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


    LEE D. HARTWELL              PETER E. BRENT                     BRADLEY G. LEGGE
      HEMOSOL INC.                  MDS INC.                  MDS LABORATORY SERVICES INC.
2585 MEADOWPINE BOULEVARD    100 INTERNATIONAL BOULEVARD         100 INTERNATIONAL BOULEVARD
  MISSISSAUGA, ONTARIO          TORONTO, ONTARIO                    TORONTO, ONTARIO
     CANADA L5N 8H9              CANADA M9W 6J6                      CANADA M9W 6J6
      905-286-6200                416-675-6777                        416-675-6777

    ------------------------------------------------------------------------
          (Name, Address and Telephone Numbers of Person Authorized to
  Receive Notices and Communications on Behalf of the Persons Filing Statement)

                           Copy of communications to:


    JEFFREY NADLER, ESQ.                           CHRISTOPHER W. MORGAN, ESQ.
 WEIL, GOTSHAL & MANGES LLP                SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
     767 FIFTH AVENUE                              222 BAY STREET, SUITE 1750
 NEW YORK, NEW YORK 10153                             TORONTO, ONTARIO
     212-310-8000                                      CANADA M5K 1J5
                                                        416-777-4700



 This Statement is filed in connection with:

a. /__/   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. /__/   The filing of a registration statement under the Securities Act of
1933.
c. /__/   A tender offer.
d. /_X_/   None of the above.


Check the following box if the soliciting material or information statement referred to in checking box (a) are preliminary copies: /__/

Check the following box if the filing is a final amendment reporting the results of the transaction: /__/

                            CALCULATION OF FILING FEE

=====================================================================================================
                Transaction Valuation*                                     Amount of Filing Fee**
-----------------------------------------------------------------------------------------------------
                    $3,478,219.04                                                  $696.00
=====================================================================================================


 * Estimated solely for purposes of computing the filing fee. The transaction valuation was based on the product of (i) the 7% equity interest in Hemosol being acquired by MDS pursuant to the Arrangement described herein (equal to 3,930,191 shares based on 56,145,582 Hemosol common shares outstanding as of March 10, 2004), and (ii) $0.885, the average of the high and low prices reported for Hemosol common shares on the Nasdaq National Market on March 17, 2004.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals 1/50 of 1% of the transaction valuation.

/_X_/ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $696.00            Form or Registration No.: Rule 13E-3
Transaction Statement on Schedule 13E-3 Filing Party: Hemosol Inc., MDS Inc. and MDS Laboratory Services Inc. Date Filed: March 19, 2004


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     This Amendment No. 3 ("Amendment No. 3") is being filed by (i) Hemosol Inc.
("Hemosol"), a corporation existing under the Business Corporations Act (Ontario), as amended (the "OBCA"), (ii) MDS Inc. ("MDS"), a corporation existing under the OBCA, and (iii) MDS Laboratory Services Inc. ("MDS Subco" and, together with Hemosol and MDS, the "Filing Persons"), a corporation existing under the OBCA and a wholly-owned subsidiary of MDS, and amends the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as so amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3, the "Transaction Statement") filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, by the Filing Persons on March 19, 2004 and amended by Amendment No. 1 on April 5, 2004 and Amendment No. 2 on April 19, 2004.

     The Transaction Statement relates to a proposed arrangement involving Hemosol, its securityholders and MDS, upon the terms and conditions provided for in the Arrangement Agreement, attached as Exhibit (d)(i) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by the Filing Persons on March 19, 2004.

ITEM 16.  EXHIBITS.

Regulation M-A
Item 1016

(d)(iv)       Form of Blood Products Security Agreements
(d)(xviii)    Form of New Hemosol MOU
(d)(xxi)      Form of Partnership Interest Transfer Agreement

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 29, 2004


                                      HEMOSOL INC.


                                      By: /s/  David Bell
                                          --------------------------------------
                                          Name:  David Bell
                                          Title:  Vice President, Drug Discovery

                                      MDS INC.

                                      By: /s/  James A.H. Garner
                                          --------------------------------------
                                          Name: James A.H. Garner
                                          Title: Executive Vice President, and
                                                    Chief Financial Officer

                                      MDS LABORATORY SERVICES INC.

                                      By: /s/  Bradley G. Legge
                                          --------------------------------------
                                          Name: Bradley G. Legge
                                          Title:  Director





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                                  EXHIBIT INDEX


EXHIBIT                   DESCRIPTION
-------                   -----------
(d)(iv)                   Form of Blood Products Security Agreements
(d)(xviii)                Form of New Hemosol MOU
(d)(xxi)                  Form of Partnership Interest Transfer Agreement